FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*

ZOMNIR,          Richard               M.
________________________________________
         (Last)                      (First)                        (Middle)

Two Gateway Center
________________________________________
                                   (Street)

Pittsburgh,                    PA        15222-1458
________________________________________
             (City)                          (State)                          (Zip)

	2. Date of Event Requiring Statement (Month/Day/Year) February 4, 2003	4. Issuer Name and Ticker or Trading Symbol Great Plains Energy Incorporated (GXP)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

5. Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

      Director                    ___ 10% Owner

  X  Officer (give             ___ Other (specify       title below)                       below)

President and Chief Executive Officer - Strategic Energy, L.L.C. (a subsidiary of Great Plains Energy Incorporated)

6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Beneficially Owned			3. Transaction Code (Instr.8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Great Plains Energy Incorporated Common Stock	0
Custom Energy Holdings, L.L.C. Series CE Economic Interest(1)	3,333,334 Units	I	Held by SE Holdings, L.L.C. in which the reporting person holds an interest
Custom Energy Holdings, L.L.C. Series CE Voting Interest(1)	3,333,334 Units	I	Held by SE Holdings, L.L.C. in which the reporting person holds an interest
Custom Energy Holdings, L.L.C. Series SEL Economic Interest(1)	1,144,943 Units	I	Held by SE Holdings, L.L.C. in which the reporting person holds an interest
Custom Energy Holdings, L.L.C. Series SEL Voting Interest(1)	1,144,943 Units	I	Held by SE Holdings, L.L.C. in which the reporting person holds an interest

(1)Custom Energy Holdings, L.L.C., the issuer of the securities, is a subsidiary of Great Plains Energy Incorporated, a registered holding Company. Information regarding the beneficial ownership of these securities is provided pursuant to General Instruction 4(a)(ii) and Section 17(a) of the Public Utility Holding Company Act of 1935, as amended.

FORM 3 (continued)	Table II ` Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:

	/s/Richard M. Zomnir	February 4, 2003

	**Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.